Exhibit 99.171
news release

401 Bay Street, Suite 2010,
P.O. Box 118	Shares outstanding: 113,073,000
Toronto, Ontario
Canada M5H 2Y4	TSX: TCM, TCM.WT
Frankfurt: A6R
October 15, 2007
THOMPSON CREEK POSTS NEW REPORT ON ‘EXPANDED USES OF
MOLYBDENUM IN THE ENERGY INDUSTRY’
Thompson Creek Metals Company Inc., one of the world’s largest publicly traded, pure molybdenum producers, today announced it has posted on its website a new report entitled “Expanded Uses of Molybdenum in the Energy Industry” by metals expert Denis Battrum. The report outlines new and expanded uses of molybdenum in steel alloys and catalysts for energy applications worldwide.
Mr. Battrum, who is founder and president of marketfriendly, inc. of Kansas City, Missouri, publishes a daily summary of molybdenum news and is the author of several studies on the molybdenum sector. He has more than 30 years of purchasing, research and sales experience in the mining, steel manufacturing and recycling industries. Mr. Battrum has held the positions of Sales Manager at American Compressed Steel Inc., Purchasing Manager at the Iowa and Minnesota plants at Cargill’s North Star Steel Company (subsequently acquired by Gerdau Ameristeel Corporation), and Director, Market Research, at Saskatchewan Mining Development Corporation (later renamed Cameco Corporation). Mr. Battrum is a director of the Sprott Molybdenum Participation Corporation.
The report was commissioned by Thompson Creek Metals Company Inc.; however, the author is solely responsible for the information and opinions in the report.
About Thompson Creek Metals Company Inc.
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Thompson Creek is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Thompson Creek undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
For more information, please contact:

Ian McDonald	Tina Cameron
Executive Chairman	Renmark Financial Communications Inc.
Thompson Creek Metals Company Inc.	Tel.: 514-939-3989
Tel: 416-860-1438	tcameron@renmarkfinancial.com
info@tcrk.com

Wayne Cheveldayoff,
Director of Investor Relations
Thompson Creek Metals Company Inc.
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@tcrk.com